UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company (Issuer))

UBS GROUP AG

(Name of Filing Persons (Offerors))

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Rockwell, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel. No.: 011-44-20-7959-8900	Prof. Dr. Rolf Watter Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zurich Switzerland Tel. No.: +41-58-261-50-00

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,336,300,000.00	$2,014,478.08

*	Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 1,060,000,000 ordinary shares (“UBS Shares”) of UBS AG (“UBS”) estimated to be acquired by UBS Group AG (“UBS Group”) upon the consummation of the U.S. offer if UBS Shares are exchanged for all UBS Group registered shares (“UBS Group Shares”) offered in the U.S. offer and (ii) the average of the high and low prices of the UBS Shares reported on the New York Stock Exchange on October 9, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $2,388,557.36	Form or Registration No.: 333-199011
Filing Party: UBS Group	Date Filed: September 29, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (“Amendment No. 2”) supplements Item 12 (but no other item) of the Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed on October 14, 2014 by UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”). The Schedule TO relates to the offer by UBS Group to acquire any and all issued ordinary shares of UBS AG, a Swiss Aktiengesellschaft/société anonyme in exchange for registered shares of UBS Group (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby supplemented to include the following:

Exhibit No.	Description

(a)(1)(xxiv)	Taxation summary for cross-border employees participating in deferred compensation plans (incorporated by reference to the filing made by UBS AG on October 23, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director

Date: October 23, 2014